Media Release

Pacific Internet doubles its network coverage to 14 countries and markets through collaboration with PCCW

Partnership enables both companies to offer high-quality connectivity solutions to more businesses in additional markets without hefty investment.

SINGAPORE, March 6, 2006 – Pacific Internet Limited or PacNet (NASDAQ: PCNTF), the largest telco-independent Internet communications service provider in the Asia-Pacific by geographic reach, and PCCW-HKT Networks Services Limited (PCCW), a leading integrated communications company in the region, today announced a collaboration that will significantly extend their global network coverage without incurring the cost of deploying their own network in new geographies.

Under the agreement, both companies will link up their Internet Protocol Virtual Private Networks (IP VPN) through a Network-to-Network Interconnection (NNI) to enable IP, voice and data communications in many more locations for their customers. With the NNI, PacNet has doubled the availability of its IP-VPN services to 14 countries and markets. PacNet customers can now connect their branch offices, partners, suppliers and clients in additional regions such as China, Japan, Korea, Indonesia, Taiwan, the United Kingdom and the United States.

At the same time, PCCW can leverage PacNet’s existing infrastructure to enhance connectivity to countries such as Malaysia, the Philippines and Thailand.

The IP-VPN services are based on the Multiprotocol Label Switching (MPLS) technology, which offers different classes of services to prioritise voice, video and data traffic. This reduces bottlenecks and improves the performance of key applications.

“Pacific Internet is committed to increasing our footprint and growing our customer base. Our collaboration with PCCW will enable us to better serve our customers in more markets, offering them extensive, seamless connectivity from a single provider, with a single set of service level guarantees for consistent quality. This is part of our strategy to offer IP convergence to our customers across the geographies,” said Mr Teck-Moh Phey, President and Chief Executive Officer, PacNet.

“This partnership will expand our coverage in the Asia-Pacific, a dynamic growth market. Through Pacific Internet’s wide network, we look forward to extending our VPN service coverage to more countries and territories and provide full-service reach outside our footprint. This joint development partner program is an important piece of our strategy to leverage IP solutions in one of the most populous and strong-growth regions,” said Mr. Frederick Chui, Senior Vice President of International Products, PCCW.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contact(s)
Adeline Tan / Manisha Singh
Pacific Internet Limited
(65) 9745 6345 / (65) 9362 9044
investor@pacific.net.sg

US Contact
Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.